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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person*

    Partnership Acquisition Trust V ("PATV")
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        (Last)                      (First)                        (Middle)

    2 World Financial Center, Building B, 21st Floor
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                                   (Street)

       New York                     New York                          10281
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)
                      July 20, 1999
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3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
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4.  Issuer Name and Ticker or Trading Symbol

    Malibu Entertainment Worldwide, Inc.              "MBE"


5.  Relationship of Reporting Person to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


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6.  If Amendment, Date of Original (Month/Day/Year)          N/A
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7.  Individual or Joint/Group Filing (Check Applicable Line)

    _X__ Form Filed by One Reporting Person
    ____ Form filed by More than One Reporting Person
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             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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
Common Stock          6,000,000                 D                 N/A
                  (See Note 1 Below)
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Series BB
Preferred Stock        327.12                   D                 N/A
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
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FORM 3 (continued)

              Table II--Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security                      cisable and      Underlying Derivative Security      or              Form of        direct Bene-
    (Instr. 4)                    Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of                             (Instr. 5)
                                  Year)                                                Derivative      Direct (D)
                              ----------------------------------------------------     Security        or In-
                               Date      Expira-                        Amount or                      direct (I)
                               Exer-     tion            Title          Number of                      (Instr. 5)
                               cisable   Date                           Shares
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
N/A                             N/A       N/A             N/A            N/A              N/A            N/A             N/A
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
Explanation of Responses:

Note 1: The Issuer, Malibu Centers, Inc., a Delaware corporation, MEI Holdings, L.P., a Delaware limited partnership ("MEIH"), Nomura Asset Capital Corporation, a Delaware corporation ("NACC"), Partnership Acquisition Trust V, a Delaware business trust ("PATV") and SZ Capital, L.P., a Delaware limited partnership entered into that certain Second Amended and Restated Capitalization Agreement dated as of July 20, 1999 (the "Recapitalization Agreement"), pursuant to which PATV acquired the securities described in Table I. Pursuant to the terms of the Recapitalization Agreement, the outstanding shares of Series BB Preferred Stock may be called for redemption by the Issuer at any time. If all of the shares of Series BB Preferred Stock have not been redeemed by the Issuer or purchased by MEIH on or before December 31, 2000, (i) the Issuer (or in certain circumstances, MEIH) will issue to PATV, as a fee in consideration of NACC's entering into the Recapitalization Agreement an additional 2,000,000 shares of Common Stock; and (ii) as additional consideration for NACC's accepting the shares of Series BB Preferred Stock as payment in full of the $20,000,000 loan from NACC to MEIH, MEIH (or its designee) will transfer to PATV an additional 4,000,000 shares of Common Stock.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

                                       Partnership Acquisition Trust V

                                       By: Wilmington Trust Company, its Trustee

                                           By: /s/ LANCE W. HABERIN
                                              -----------------------------
                                           Name:   Lance W. Haberin
                                           Title:  Attorney In Fact

                                                   July 30, 1999
                                           ---------------------------
                                           Date

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